Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-190038

July 23, 2014

Barclays Barclays Inverse US Treasury Composite ETNs (TAPR) The Barclays Inverse US Treasury Composite The Index employs a strategy that tracks the ETNs (the “ETNs”) are designed to help sum of the returns of periodically rebalanced investors position for rising US dollar Treasury short positions in equal face values of each yields. The ETNs are linked to the performance of the 2-year, 5-year, 10-year, long-bond of the Barclays Inverse US Treasury Futures and ultra-long U.S. Treasury futures Composite Index™ (the “Index”). The ETNs contracts (together, the “Treasury futures are riskier than ordinary unsecured debt contracts”). The Index provides short securities and have no principal protection. exposure in 100% of the return of each of The ETNs are unsecured debt obligations of the five underlying contracts, such that if the the issuer, Barclays Bank PLC, and are not, price of each Treasury futures contract were either directly or indirectly, an obligation of or to increase or decrease by 1% of its face guaranteed by any third party. Any payment value since the most recent rebalancing of to be made on the ETNs, including any the Index, the level of the Index would payment at maturity or upon redemption, decrease or increase by 5% (i.e., the sum of depends on the ability of Barclays Bank PLC to returns) over the same period. At any given satisfy its obligations as they come due. The time, the Index is composed of an equal ETNs are exposed to any decrease in the level synthetic short position in each Treasury of the Index between the Inception Date and futures contract that is either the Treasury the applicable valuation date. If the increase futures contract closest to expiration (the in the level of the Index and the positive “front contract”) or the next Treasury effect of the daily interest are insufficient to futures contract scheduled to expire offset the negative effect of the daily immediately following the front contract investor fee and the index rolling cost, or if (the “front next contract”). the Index level decreases, you will receive The level of the Index may decrease less than the principal amount of your ETNs significantly over the term of the ETNs. at maturity or upon early redemption. Accordingly, the ETNs are not designed to An investment in the ETNs involves be used by and may not be appropriate for significant risks and may not be suitable for investors who do not intend to regularly all investors. For more information on risks monitor their investment in the ETNs to associated with the ETNs, please see ensure that it remains consistent with their “Selected Risk Considerations” below and investment strategies. the risk factors included in the relevant prospectus. ETN Details ETN Ticker TAPR ETN Intraday Indicative TAPR.IV Value Ticker: Denomination $50.00 per ETN Bloomberg Index BXIIITAG <Index> Ticker CUSIP 06742W570 Primary Exchange NASDAQ Daily Investor Fee: 0.43%* Index Rolling Cost: 0.32%** Inception Date 7/14/2014 Maturity Date 7/24/2024 * The Daily Investor Fee for each ETN on the Inception Date was $0. On each subsequent calendar day until maturity or early redemption, the Daily Investor Fee for each ETN will equal (1.) the Closing Indicative Note Value on the immediately preceding calendar day times (2) 0.43% divided by (3) 365. The net effect of the investor fee accumulates over time and is subtracted at a rate of 0.43% per year. ** On any calendar day that is not a roll date the index rolling cost for each ETN will equal $0. On any roll date, the index rolling cost for each ETN will equal 0.08% times the closing indicative note value on the immediately preceding index rebalance date. The index rolling cost will accrue on any roll date throughout the term of the ETNs, resulting in a cumulative fee rate of approximately 0.32% per year. Current Index Constituents Treasury Futures Exposure1 DV01 per $100 Face Value of Treasury Treasury Futures Contract Contract Ticker (Face Value) Futures Contract2 2 Year (Sept. 2014 expiry) TUU4 -100% $0.021 5 Year (Sept. 2014 expiry) FVU4 -100% $0.049 10 Year (Sept. 2014 expiry) TYU4 -100% $0.072 Long Bond (Sept. 2014 expiry) USU4 -100% $0.140 Ultra Long (Sept. 2014 expiry) WNU4 -100% $0.221 Source: Barclays, CME Group; as of 07/14/2014. Index constituents are subject to change upon Index rebalancing. 1 Exposure is expressed in terms of face value of each Treasury futures contract as a percentage of the Index Value on the last date on which the Index was rebalanced (the immediately preceding “index rebalance date”). Please see the applicable prospectus for more detail regarding the Index. 2 DV01 is a measure of the price sensitivity of a Treasury futures contract (measured per $100 face value) to changes in yields of the underlying U.S. Treasury security. Specifically, DV01 is defined as the dollar value of a one basis point (0.01%) change in the yield of the current Cheapest-to-Deliver (CTD) U.S. Treasury security underlying the relevant Treasury futures contract. The CTD security is the eligible U.S. Treasury security that is most economical for the seller of a futures contract to deliver to fulfill his obligations to deliver a security under the Treasury futures contract, in that delivery of the CTD security would result in the greatest gain or smallest loss to the seller relative to delivery of other eligible U.S. Treasury securities. The CTD security can change throughout the life of a Treasury futures contract. PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Selected Risk Considerations

An investment in the Barclays ETNs described herein (the “ETNs”) involves risks. Selected risks are summarized here, but we urge you to read the more detailed explanation of risks described under “Risk Factors” in the applicable prospectus supplement and pricing supplement.

You May Lose Some or All of Your Principal: The ETNs are exposed to any decrease in the level of the underlying index between the inception date and the applicable valuation date. Based on historical and hypothetical historical data, the level of the index has decreased significantly over time in the past and may continue to decrease significantly over the term of the ETNs. Additionally, if the level of the underlying index is insufficient to offset the negative effect of the daily investor fee and the index rolling cost, you will lose some or all of your investment at maturity or upon redemption, even if the value of such index has increased. Because the ETNs are subject to a daily investor fee and index rolling cost, the return on the ETNs will always be lower than the total return on a direct investment in the index components. The ETNs are riskier than ordinary unsecured debt securities and have no principal protection.

Credit of Barclays Bank PLC: The ETNs are senior unsecured debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the ETNs depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and are not guaranteed by a third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the ETNs and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the amounts owed to you under the terms of the ETNs.

Issuer Redemption: Barclays Bank PLC has the right to redeem or “call” the ETNs (in whole but not in part) at our sole discretion without your consent on any business day on or after the inception date until and including maturity.

Changes in the Prices of U.S. Treasury Futures Contracts May Affect the Value of Your ETNs: The return on your ETNs is linked to the performance of the underlying index, which corresponds to changes in the prices of the U.S. Treasury future contracts included in the index, and therefore such prices may affect the amount payable on your ETNs at maturity or upon early redemption and the market value of your ETNs.

The Index Is Subject to Risk Associated with Synthetic Short Positions in U.S. Treasury Futures Contracts: Because short positions are subject to unlimited risk of loss because there is no limit on the appreciation of the price of the relevant asset before the short position is closed. One or more of the U.S. Treasury futures contracts to which the Index provides synthetic short exposure may appreciate substantially, which would have an adverse effect on the level of the Index and, accordingly, decrease the payment you receive at maturity or upon early redemption.

Market and Volatility Risk: The market value of the ETNs may be influenced by many unpredictable factors and may fluctuate between the date you purchase them and the maturity date or redemption date. You may also sustain a significant loss if you sell your ETNs in the secondary market. Factors that may influence the market value of the ETNs include prevailing market prices of the U.S. stock or U.S. Treasury markets, the index components included in the underlying index, and prevailing market prices of options on such index or any other financial instruments related to such index; and supply and demand for the ETNs, including economic, financial, political, regulatory, geographical or judicial events that affect the level of such index or other financial instruments related to such index.

A Trading Market for the ETNs May Not Develop: Although the ETNs are listed on The NASDAQ Stock Exchange, a trading market for the ETNs may not exist at any time. Even if there is a secondary market for the ETNs, whether as a result of any listing of the ETNs or on an over-the-counter basis, it may not provide enough liquidity for you to trade or sell your ETNs easily, as we are not required to maintain any listing of the ETNs.

No Interest Payments from the ETNs: You will not receive any periodic interest payments on your ETNs.

Restrictions on the Minimum Number of ETNs and Date Restrictions for Redemptions: You must redeem at least 20,000 ETNs at one time in order to exercise your right to redeem your ETNs on any redemption date. If you hold fewer than 20,000 ETNs or fewer than 20,000 ETNs are outstanding, you will not be able to exercise your right to redeem your ETNs. You may only redeem your ETNs on a redemption date if we receive a notice of redemption from you by certain dates and times as set forth in the pricing supplement.

Uncertain Tax Treatment: Significant aspects of the tax treatment of the ETNs are uncertain. You should consult your own tax advisor about your own tax situation.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC will arrange for Barclays Capital Inc. to send you the prospectus if you request it by calling toll-free 1-877-764-7284, or you may request a copy from any other dealer participating in the offering.

The ETNs may be sold throughout the day on the exchange through any brokerage account. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of ETNs.

The Barclays Inverse US Treasury Futures Composite Index™ is a trademark of Barclays Bank PLC.

© 2014 Barclays Bank PLC. All rights reserved. All other trademarks, servicemarks or registered trademarks are the property, and used with the permission, of their respective owners.

NOT FDIC INSURED  —  NO BANK GUARANTEE  —  MAY LOSE VALUE